SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)

                              AT HOME CORPORATION
                                (Name of Issuer)

                             SERIES A COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                                   045919101
                                 (CUSIP Number)

                             Arthur R. Block, Esq.
                              Comcast Corporation
                               1500 Market Street
                     Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 11, 2001
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

---------------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

-------------------                                            -----------------
CUSIP No. 045919101                   13D                      Page 2 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Comcast Corporation
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY


--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            WC

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Pennsylvania

--------------------------------------------------------------------------------

                                       7    SOLE VOTING POWER
         NUMBER OF SHARES                   0
           BENEFICIALLY               ------------------------------------------
             OWNED BY                  8    SHARED VOTING POWER
          EACH REPORTING                    31,253,180
           PERSON WITH                ------------------------------------------
                                       9    SOLE DISPOSITIVE POWER
                                            0
                                      ------------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            31,253,180
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            31,253,180

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.8%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO

--------------------------------------------------------------------------------
*      Excludes shares held by other parties to the Stockholders' Agreement
       (see Item 6 of the Schedule 13D filed on January 29, 1998).

-------------------                                            -----------------
CUSIP No. 045919101                   13D                      Page 3 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Comcast Online Communications, Inc.

--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            WC

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
                                            0
                                      ------------------------------------------
         NUMBER OF SHARES              8    SHARED VOTING POWER
           BENEFICIALLY                     29,114,600
             OWNED BY                 ------------------------------------------
          EACH REPORTING               9    SOLE DISPOSITIVE POWER
           PERSON WITH                      0
                                      ------------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                             29,114,600

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            29,114,600

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.2%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO

--------------------------------------------------------------------------------
*      Excludes shares held by other parties to the Stockholders' Agreement
       (see Item 6 of the Schedule 13D filed on January 29, 1998).

-------------------                                            -----------------
CUSIP No. 045919101                   13D                      Page 4 of 9 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Comcast PC Investments Inc.

--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            WC

--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------------------------------------------------------------------

                                       7    SOLE VOTING POWER
                                            0
         NUMBER OF SHARES             ------------------------------------------
           BENEFICIALLY                8    SHARED VOTING POWER
             OWNED BY                       29,114,600
          EACH REPORTING              ------------------------------------------
           PERSON WITH                 9    SOLE DISPOSITIVE POWER
                                            0
                                      ------------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                            29,114,600

--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            29,114,600

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [X]
            EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.2%

--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO

--------------------------------------------------------------------------------
*   Excludes shares held by other parties to the Stockholders' Agreement
    (see Item 6 of the Schedule 13D filed on January 29, 1998).

     This Amendment No. 2 amends the Report on Schedule 13D, originally filed on January 29, 1998 as amended by Amendment No. 1 filed on May 2, 2000 (as amended, the "Schedule 13D") by Comcast Corporation ("Comcast"), and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Company" or the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Amendment No. 2 also relates to the shares of Series A Common Stock issuable upon exercise of certain warrants owned by certain subsidiaries of Comcast. Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 2.

Item 1.  Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended by deleting the second paragraph thereof and replacing it with the following paragraph:

     Under the Issuer's Fifth Amended and Restated Certificate of Incorporation, as amended (the "@Home Charter"), holders of Series A Common Stock are entitled to one vote for each share held, and holders of Series B Common Stock are entitled to ten votes for each share held, on all matters presented to stockholders, except as otherwise provided in the @Home Charter. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible into shares of Series B Common Stock. All other rights and privileges of the Series A Common Stock and Series B Common stock are identical, except that: (1) so long as there are at least 10,000,000 shares of Series B Common Stock outstanding, the holders of Series B Common Stock (all of which are held by TCI Sub, a wholly-owned indirect subsidiary of AT&T), voting separately as a single series, have the right to elect the smallest number of directors (the "Series B Directors") constituting a majority of the entire Board of Directors of the Issuer (the "Board"); and (2) so long as the holders of Series B Common Stock are entitled to elect any Series B Directors, the holders of Series A Common Stock, voting separately as a single series, have the right to elect two directors (the "Series A Directors"), each of whom is not an officer (other than any Vice Chairman) or employee of the Issuer and is not an affiliate or associate of AT&T Broadband, LLC, Comcast or Cox.

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following paragraph:

         This report is being filed jointly by Comcast, a Pennsylvania corporation, Comcast Online Communications, Inc. ("Comcast Online"), a Delaware corporation, and Comcast PC Investments Inc. ("Comcast PC"), a Delaware corporation (collectively, the "Reporting Persons"). Comcast PC owns 29,114,600 shares of the Issuer. Comcast Online owns all of the issued and outstanding shares of capital stock of Comcast PC, and Comcast owns all of the issued and outstanding capital stock of Comcast Online. For purposes of Rule 13d-3 under the Act, Comcast is the beneficial owner of an additional 2,138,580 shares of the issuer based upon its ownership of Comcast Cable Communications, Inc., Comcast Cablevision of Garden State, L.P. and Comcast Cablevision of Potomac, LLC, which each hold warrants for shares of Series A Common Stock that are currently exercisable for 818,440 shares of Series A Common Stock, 1,185,056 shares of Series A Common Stock, and 135,084 shares of Series A Common Stock, respectively.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by inserting the following immediately prior to the third to last paragraph thereof:

     As of August 28, 2000, the conditions to the completion of the Letter Agreement Transactions had been satisfied.

     On January 11, 2001 Comcast sent a letter to AT&T ("the Put Notice") notifying AT&T of its exercise of its Put with respect to the 31,253,180 shares of Series A Common Stock which it has the right to put to AT&T at the price of $48 per share, with the consideration to be paid by AT&T in shares of AT&T common stock. The foregoing description is qualified in its entirety by reference to the text of the Put Notice which is filed as Exhibit 10.1 hereto and is hereby incorporated by reference herein in its entirety.

Item 5.  Interest in Securities of the Issuer.

     Part (a) of Item 5 is hereby replaced in its entirety as follows:

          (a) Based upon information set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, as amended, there were outstanding 317,608,496 shares of Series A Common Stock and 86,595,578 shares of Series B Common Stock. Comcast currently beneficially owns 31,253,180 shares of Series A Common Stock, of which it has the right to acquire 2,138,580 shares based on the exercise of certain warrants by certain of its wholly-owned subsidiaries set forth in Item 2 above. As of the date hereof and assuming the conversion into Series A Common Stock of all warrants for Series A Common Stock which Comcast has beneficial ownership of under Rule 13d-3, Comcast beneficially owns an aggregate of 31,253,180 shares of Series A Common Stock, or approximately 9.8% of the shares of Series A Common Stock deemed outstanding (assuming such exercise of the warrants, but without giving effect to any conversion of shares of Series B Common Stock). Comcast Online and Comcast PC each currently beneficially owns 29,114,600 shares of Series A Common Stock constituting approximately 9.2% of the outstanding shares of Series A Common Stock, (without giving effect to any conversion of shares of Series B Common Stock).

     Part (c) of Item 5 is hereby replaced in its entirety as follows:

     (c) On January 11, 2001 Comcast delivered the Put Notice to AT&T notifying AT&T of its exercise of its Put with respect to the 31,253,180 shares of Series A Common Stock which it has the right to put to AT&T at the price of $48 per share, with the consideration to be paid by AT&T in shares of AT&T common stock. The foregoing description is qualified in its entirety by reference to the text of the Put Notice which is filed as Exhibit 10.1 hereto and is hereby incorporated by reference herein in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following to the beginning of the response:

     As a result of the Letter Agreement Transactions, (1) each of Cox and Comcast has waived all of its rights under the Stockholders' Agreement (including its right to designate at least one Series B Director), except for its rights under Article X of the Stockholders' Agreement (relating to confidentiality) and except that Comcast's and Cox's rights under Section 4.5 of the Stockholders' Agreement (relating to the right to participate in certain sales of securities by other parties to the Stockholders' Agreement) will survive until June 4, 2002, and (2) each of AT&T and the Issuer has waived all of its rights under the Stockholders' Agreement as against each of Cox and Comcast, other than with respect to Article X of the Stockholders' Agreement and, until June 4, 2002, Section 4.5 of the Stockholders' Agreement.

Item 7.  Material to be Filed as Exhibits.

       1.   Letter dated January 11, 2001 from Comcast Corporation to AT&T Corp.

       2. Joint Filing Agreement, dated as of January 17, 2001, by and among Comcast, Comcast Online and Comcast PC.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Comcast Corporation

Date: January 17, 2001                      By:  /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:   Arthur R. Block
                                               Title:  Senior Vice President Law


                                            Comcast Online Communications, Inc.

Date: January 17, 2001                      By:  /s/ Arthur R. Block
                                               ---------------------------------
                                               Name:  Arthur R. Block
                                               Title: Senior Vice President Law


                                            Comcast PC Investments Inc.

Date: January 17, 2001                      By:  /s/ Abram E. Patlove
                                               ---------------------------------
                                               Name:  Abram E. Patlove
                                               Title: President

                               Index to Exhibits

Exhibit 10.1: Letter, dated January 11, 2001 from Comcast Corporation to AT&T Corp.

Exhibit 10.2: Joint Filing Agreement, dated as of January 17, 2001, by and among Comcast, Comcast Online and Comcast PC.